Contact

www.linkedin.com/in/andrew-porter-ba81a418 (LinkedIn)
github.com/mephisto83/ (Portfolio)

Top Skills

ASP.NET
.NET
ASP.NET MVC

Languages

French (Elementary)
English (Native or Bilingual)
Bokmål, Norwegian (Professional Working)
German (Elementary)

Andrew Porter

Software Engineer at Square
Rogers

Summary

Software Engineer in the Minneapolis metro area.

Currently, I have been working at Renaissance Learning on customer facing SPAs, and internal tools. I really enjoy working on the internal tools, because I can see how they are able to help my colleagues perform at an even higher level. Removing obstacles from success and allowing us to focus on our business brings me a sense of satisfaction.

Previously, I've worked on the development of a bot platform call Wanda. Wanda is a distributed digital assistant which aggregates functionality from functional language aware agents. I'm involved in the development, design, and implementation. I have been responsible for designing the language understanding strategy to be used by teams worldwide.

I'm providing consultation and technical direction in development cycle planning, problem management, integration, and systems programming. I am also training developers to create LUIS applications and agents in Poland, Spain, Sweden and Norway whom will create the functional aggregators which will provide Wanda with its "intelligence".

I've implemented and designed the release strategy for upgrades, and/or changes into the environment language understanding environment(LUIS). Also, I have built tools and scripts to quicken the pace of the LUIS applications development and automated their deployment without incurring any downtime.

In summary, I am a full stack developer. I have worked on javascript frameworks used in corporate business software systems(Agresso). I have created native mobile apps using React-Native. I have designed, implemented and setup deployment scripts for REST APIs running in the cloud. I have created distributed rendering systems

for rendering end-user provided content with company created templates running on the Amazon EC2 cloud. I have developed add-ons for 3d software in Python to facilitate the automation of video creation. I love programming, and it is what I want to do till the end.

Experience

Block
Software Engineer
May 2021 - Present (1 year 3 months)
Minnesota, United States

Renaissance Learning
Senior Software Engineer
June 2017 - May 2021 (4 years)
Greater Minneapolis-St. Paul Area

Currently working on customer facing SPAs, and working on tools for developers. I really enjoy working on the tools, because I can see how they are benifiting my colleauges daily. It just makes life easier, and allow all of us to create higher quality products faster.

Unit4 Agresso R & D
Senior Software Engineer
November 2012 - June 2017 (4 years 8 months)

As a Senior Software Engineer in the People Platform department within Unit4, I am a creative and ambitious developer whom helps fulfill the vision set by our Chief Architect.

The People Platform department is responsible for delivering a solid foundation for solving Unit4 Eco-System wide challenges – within architecture, integration, common enterprise functionality, frameworks usage and tooling – by delivering the platform for future integrations and common enterprise functionality, govern architectural transitions and conducting incubation of holistic applicable features and technologies to support self-driving software.

To support the self-driving software vision, I have been working on a number of incubation projects, which have resulted in delivery of a digital assistant Wanda and a set of true microservices. As an example of our innovation see "Wands meets Alexa" https://vimeo.com/199184197 . To work in the People

Platform department I needed to be an engineer by heart, creative, being able to communicate my ideas , have fun when programming and be a team player.

I am an engineer with a diverse background, sharing a passion and drive for innovation and quality.

Additional qualifications and experience:

I have been using the following technologies or implementing the concepts as a part of my developer life at UNIT4 Aggresso:

* .NET and C#
* Microservice architectures
* Message based architectures
* DevOps practices
* Azure PaaS services and management
* Git
* Python
* Java
* JavaScript, nodeJs
* Modern web development, HTML5 and CSS3
* Polyglot storage (SQL, Document Databases)
* Machine learning

LUUP

Systems Developer

June 2010 - October 2012 (2 years 5 months)

Mamut ASA

Systems Developer

August 2007 - May 2010 (2 years 10 months)

Systemer Utvikler hos Mamut.

Education

Macalester College

BA, Computer Science and Mathematics · (1999 - 2003)

Macalester College

Bachelor's degree, Mathematics and Computer Science · (1999 - 2003)